UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38631

CHEER HOLDING, INC.

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Notes

On February 25, 2025, Cheer Holding, Inc. issued a press release announcing that it has entered into a non-binding investment framework agreement with all the shareholders of Beijing Zhong Ke Zhi Guo Technology Co., Ltd. (“ZKZG”), a provider of synthetic data utilizing generative AI and simulation technology, to acquire 60% equity stake of ZKZG through a combination of share issuance and cash payment. A copy of the press release dated February 25, 2025 is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Exhibit Description
99.1	Press Release - Cheer Holding Announces Plan to Acquire 60% Equity Stake in ZKZG, Accelerating AI Development

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEER HOLDING, INC.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Dated: February 25, 2025